Exhibit 99.3

April 24, 2013

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial and Consumer Affairs Authority

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Registrar of Securities, Yukon

Registrar of Securities, Nunavut

Dear Sirs:

Re: Encana Corporation (“Encana”) – Interim Report for the period ended March 31, 2013

This filing is being done in accordance with the continuous filing obligations of National Instrument 44-102 of the Canadian Securities Administrators arising from the following documents which were filed with the securities regulatory authorities across Canada:

a)	Encana’s debt securities program in respect of which a Short Form Base Shelf Prospectus dated May 15, 2012 relating to the offering of debt securities in an aggregate principal amount of up to US$4.0 billion debt securities (SEDAR project no. 01902566); and

b)	Encana’s debt securities program in respect of which a Short Form Base Shelf Prospectus dated May 18, 2011 relating to the offering of Medium Term Notes in an aggregate principal amount of up to $2.0 billion debt securities (SEDAR project no. 01742709).

Consolidated Interest Coverage Ratios, provided in connection with the continuous offering of medium term notes and debt securities in respect of the unaudited Consolidated Financial Statements for the period ended March 31, 2013, have been filed under the SEDAR project number for the said interim financial statements.

Yours truly,

ENCANA CORPORATION

Dawna I. Gibb

Dawna I. Gibb

Assistant Corporate Secretary

Encana Corporation

500 Centre Street SE PO Box 2850 Calgary AB T2P 2S5 CANADA 403.645.2000 encana.com